Timothy J. Cope
President, Chief Financial Officer
and Treasurer
Telephone: (952) 449-9092
Facsimile: (952) 449-7068
February 23, 2010
Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
RE:	Lakes Entertainment, Inc. Form 10-K for the year ended December 28, 2008 Filed March 13, 2009 File No. 000-24993
Dear Ms. Cvrkel:
We are writing in response to the comments we received from you by letter dated January 29, 2010, regarding the above-referenced filings of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.
Form 10-Q for the Quarter Ended September 27, 2009
Note 8. Other Long Term Assets Related to Indian Casino Projects
1.	We note from your response to our prior comment 8 that because the agreements were executed for the purpose of the management contract acquisition, you are recording the obligations as additional costs of contract rights classified as intangible assets. However, we continue to question the appropriateness of the amount as an intangible asset rather than an expense such as compensation expense. Please explain to us in further detail why you believe these payments are appropriately classified as intangible assets. Include in your response specific references to the accounting literature relied upon in your conclusions.

Response
     Per the terms of his agreement, Mr. Argovitz elected to receive annual payments of $1 million during the remaining term of the management contract, which caused him to forgo the opportunity to a 15% interest in the contract. This election was viewed as a purchase by Lakes of Mr. Argovitz’s contractual rights to an effective 15% interest in the project. Because the Company effectively purchased Mr. Argovitz’s contractual rights to a 15% interest in the Lakes entity with the management contract relative to the project, the offset to the purchase obligation was treated as an intangible asset (contract rights) and will be amortized through the end of the management contract term.
     Mr. Kean’s election was treated consistently under the terms of his agreement with Lakes. His election to receive $1 million annual payments over the remaining management contract term caused him to forgo the opportunity to an effective 15% interest in the management fees relative to the project. This election was viewed as a purchase by Lakes of Mr. Kean’s contractual rights representing an effective 15% contractual interest. Because the Company effectively purchased Mr. Kean’s contractual rights to an effective 15% interest in the project, the offset to the purchase obligation was treated as an intangible asset (contract rights) and will be amortized through the end of the management contract term.
     At the time of entering into these agreements, the Company considered the following accounting guidance:
•	Insurance policy acquisition cost provisions within FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises,

•	Loan origination cost provisions within FASB Statement No. 91 Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases and,

•	Contingent consideration provisions within FASB Statement No. 141 Business Combinations,
     Although the guidance considered above does not specifically address the Company’s management contract acquisition costs, management of the Company concluded that the concepts embodied within the foregoing guidance to be appropriate for this situation. The concepts related to insurance policy acquisition costs and loan origination costs whereby the cost incurred to acquire a contract that will provide future revenues are capitalized and then amortized over the life of the contract, therefore, matching expenses with revenues, appear to be applicable for the capitalization of costs associated with the acquisition of the Company’s management contract rights.

     In addition, the consideration was provided for the purpose of acquiring the rights to a portion of the revenue from the management contract and not for use of property or services provided by Mr. Argovitz or Mr. Kean. Management contrasts this to the guidance provided by FASB Statement No. 141, paragraph 34, which states that contingent consideration provided to compensate for services or use of property is to be recognized as an expense.
     Due to the fact that the consideration was not being provided to compensate for services or use of property but rather is a cost of acquiring contract rights to future revenues, the Company recognized the consideration provided to Mr. Argovitz and Mr. Kean as an intangible asset.
Note 16. Subsequent Event
2.	With respect to Penn Ventures, we note from your response to our prior comment number 11 that subsequent to our reimbursement of Phase 1 costs the Company has the option to A) acquire a percentage interest in the project through future capital contributions to the project (excluding the $1.9 million previously contributed) or B) contribute no additional money and the Company will receive an equity position equal to the percentage of the Phase 1 costs to the total equity invested by all parties in the project. However, the Joint Funding Arrangement, provided as an exhibit to your Form 8-K filed on November 4, 2009, states that should you elect the option “to acquire a percentage interest in the project through future capital contribution, the percentage interest is based upon the pro rata share of the Phase 1 costs that were actually reimbursed by LEI...” In this regard, it is unclear to us why you believe the $1.9 million paid by the Company should be excluded from LEI contributions and expensed for the quarter ended January 3, 2010 or that as of January 3, 2010 the Company does not have an equity interest in Penn Ventures given your known intent to contribute additional funds to the Project and acquire an interest in the project. We may have further comment upon receipt of your response.
Response
Through further discussions with Penn Ventures, we have received clarification regarding the Project provisions of the Joint Funding Arrangement. Pursuant to Section 4b of the Joint Funding Arrangement, the initial $1.9 million paid to Penn Ventures will be included in the total capital contributed for determination of ownership interest of the Project. Therefore, Lakes’ ownership interest of the equity in the Project will include the $1.9 million contributed in October 2009, in addition to any subsequent capital contributions.
Due to (a) percentage of ownership of the Project is known to be less than 20% and (b)Lakes does not have significant influence over the Project based on the current status of the Project, Lakes will record a cost method investment equal to the $1.9 million contributed to date.

* * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Timothy J. Cope at (952) 449-9092.

Very truly yours,
Timothy J. Cope
President, Chief Financial Officer and Treasurer
cc:	Daniel Tenenbaum, Esq. Jeffery C. Anderson, Esq.